Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

Phone: 720-530-6184

Email: malattyco@aol.com

February 4, 2026

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Global Industry Products, Corp. (File No. 333-290608)
Form S-1 (Amendment No. 1)

To Whom It May Concern:

The original S-1 for this Company was filed just before the shutdown in October 2025, there were no SEC comments, and no one from SEC called saying there would be no review. In the process of preparing the first Form 10-Q to file, we discovered some minor errors in stock, and capital, and have corrected those in this amended S-1 document. We are also filing an amended Form 10-Q concurrently reflecting the minor corrections mentioned.

Please let us know if the Commission is going to review this S-1 amendment as the original was not subject to review due to the shutdown.

My phone number is 720-530-6184. You can also reach Chester Wright, CEO, via email at CWright@gipgip.com.

Thank you for your consideration.

Sincerely,

By:	/s/ Michael A. Littman
Michael A. Littman, Attorney at Law